January 16, 2009

VIA ELECTRONIC TRANSMISSION

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Foundation Coal Holdings, Inc. Proxy Statement on
Schedule 14A, Filed April 8, 2008 – File No. 1-32331;

Dear Mr. Schwall:

On behalf of Foundation Coal Holdings, Inc., we are writing to respond to the comments set forth in the Securities and Exchange Commission (the “Staff”) voicemail of December 23, 2008 relating to our response letter submitted to the Staff on November 24, 2008, the Staff’s comment letter dated November 13, 2008, our response letter submitted to the Staff on October 17, 2008, the voicemail of Donna Levy of the Staff on October 17, 2008, our response letter submitted to the Staff on September 12, 2008, and the Staff’s comment letter dated July 31, 2008. The Staff’s comments have been reproduced below in italics, followed by the Company’s response.

Proxy Statement on Schedule 14A

We note that in response to our [prior] comment 2, you cite that you do not want to disclose the metrics because they would cause you competitive harm. We need you to provide us with a reasonably detailed explanation of why you believe that disclosure of the quantifiable metrics would pose a reasonable threat of competitive harm.

Response

We acknowledge the Staff’s comment. The individual performance metrics include specific data and goals relating to: financial performance, production levels, operating margins, capital expenditures, project development, budgets and time tables, planned growth (organic and external) and methodologies for tracking continuous improvement programs. Disclosure of such specific information would provide our competitors with confidential and proprietary information relating to our business processes and current and future business plans and would thereby provide them with information that they can use to our detriment, thereby posing a reasonable threat of competitive harm to us.

Phone: 410.689.7500    Fax: 410.689.7511

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Furthermore we restate our prior response to the Staff’s prior comment. We do not believe that it is appropriate to disclose the specific metrics we set for evaluating individual performance as such disclosure would result in competitive harm to the Company. We have developed a proprietary and confidential performance management process that is designed to enhance and develop the skills, qualifications and expertise of our employees through the use of continuous improvement programs, succession planning, and plans for managing our business and growth. Disclosure of individual performance metrics would result in competitive harm to the Company, particularly with respect to our privately-held competitors, who are not required to disclose specific metrics for evaluating individual performance. In addition, at this time we are aware of only one of our publicly-held competitors providing only limited disclosure of such information. Accordingly, we believe that releasing information that is not routinely provided by our privately-held and publicly-held competitors would result in information asymmetries that would weaken our competitive position in an intensely competitive industry.

Based on the above-mentioned reasons we intend to use our previously submitted response, revised as set forth below:

The individual performance targets address the key result areas of finance, internal process, customer quality and learning and development. For the most part, the individual performance factors are subjective. The determination of the actual individual performance targets is a subjective process based upon the particular business drivers for the key result areas (described below). Once actual individual performance targets are determined, specific quantifiable metrics are applied to the individual performance targets and are used to compare against actual performance. This comparison will determine if a member of management has met his or her individual performance targets. We have not disclosed the specific quantifiable metrics as such disclosure would result in competitive harm, particularly with respect to our privately-held competitors, who are not required to disclose such information. Attaining the established metrics requires a significant commitment of time and a high level of process management skills. The performance targets are established at a high level of difficulty and include the completion of significant projects on time and on budget, or the implementation of new companywide business systems or processes, or the completion of business growth targets. The actual individual performance targets for the named executive officers are characterized under the key result areas and are defined as follows:

Financial

The financial target primarily includes providing operational and financial leadership to achieve the planned company operational and financial targets for 2007 including EBITDA, earnings per share, free cash flow, capital expenditures, production, controllable costs, shipments and revenues.

Internal Processes

The internal processes target primarily includes providing leadership efforts to ensure compliance with the Sarbanes Oxley Act; monitoring business process improvements impact on EBITDA; monitoring safety incidence rates; developing plans and initiatives regarding general equipment management, supply chain

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

processes; developing plans to standardize engineering and operating reviews required for safe and efficient operations; and developing a market strategy plan.

Customer/Quality

The customer/quality target primarily includes transitioning of budgets and forecasts to the new SAP financial software; conducting an organizational assessment for Foundation’s process management and developing an action plan based on the assessment; conducting a customer survey; monitoring site customer service improvement plans and developing an action plan.

Learning and Development

The learning and development target primarily includes participating in and supporting the succession planning process and enrolling in educational seminars, including Foundation sponsored corporate training initiatives.

The individual performance targets address the key result areas of finance, internal process, customer quality and learning and development. Attaining the established metrics requires a significant commitment of time and a high level of process management skills. The performance targets are established at a high level of difficulty and include the completion of significant projects on time and on budget, or the implementation of new companywide business systems or processes, or the completion of business growth targets. The actual individual performance targets for Mr. Roberts are characterized under the key result areas and are defined as follows:

Financial

The financial target primarily includes providing operational and financial leadership to achieve the planned company operational and financial targets for 2007 including EBITDA, earnings per share, free cash flow, capital expenditures, production, controllable costs, shipments and revenues.

Internal Processes

The internal processes target primarily includes providing leadership efforts to develop initiatives that identify opportunities to meet or exceed the financial budget; ensuring completion of installation of major SAP modules in a timely manner; and developing a plan with the goals of reducing safety and health risks, improving productivity, and expanding the use of coal.

Customer/Quality

The customer/quality target primarily includes conducting a customer survey and shareholder perception study and developing related action plans.

Learning and Development

The learning and development target primarily includes participating in and supporting the succession planning process and enrolling in educational seminars, including Foundation sponsored corporate training initiatives.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Holdings, Inc. acknowledges that:

•	The companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (410) 689-7512 if you wish to discuss our response to this comment letter.

Very truly yours,

/s/ James F. Roberts
James F. Roberts
Chairman of the Board of Directors and Chief Executive Officer
Foundation Coal Holdings, Inc.